(212) 756-2131	george.silfen@srz.com

June 6, 2012

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	Arden Sage Triton Fund, L.L.C. (File No. 811-21472)

Arden Sage Triton Fund, L.L.C. (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2012-2013 year:

1.  A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as Exhibit A).

2.  A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.  A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as Exhibit C).

4.  A copy of a Joint Insured Agreement, by and between the Fund and the other joint insured, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit D).

5.  The premium for the Bond has been paid through May 12, 2013.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ George M. Silfen
George M. Silfen

cc:  Craig Krawiec